UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 001-41748

CUSIP Number: 47100L301

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I – REGISTRANT INFORMATION

DEFI DEVELOPMENT CORP.
Full Name of Registrant

Former Name, if Applicable

6401 Congress Avenue, Suite 250
Address of Principal Executive Office (Street and Number)

Boca Raton, Florida 33487
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DeFi Development Corp. (the “Company”) was unable, without unreasonable effort and expense, to prepare its accounting records and supporting schedules in sufficient time to allow its independent registered public accounting firm to complete its review of the Company’s financial statements for the period ended March 31, 2026, before the required filing date for filing the Quarterly Report on Form 10-Q. The Company’s delay was due in part to technology disruptions and staffing constraints that impacted the Company’s accounting and reporting systems. This has necessitated additional time to ensure the accuracy and completeness of the information to be included in the Form 10-Q.

The Company intends to file the subject Quarterly Report on Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Fei (John) Han	(561)	559-4111
(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed, in April 2025 the Company adopted a new treasury policy to include digital assets in its treasury management, starting with Solana’s native token, SOL. As a result, the Company anticipates significant changes in its results of operations for the quarter ended March 31, 2026 from the quarter ended March 31, 2025. As reported in the Current Report on Form 8-K filed with the SEC on May 13, 2026, the Company’s revenue and net loss was approximately $2.7 million and ($83.4) million, respectively, for the quarter ended March 31, 2026, compared to $0.29 million and ($0.78) million, respectively, for the quarter ended March 31, 2025. The full results of operations for the quarter ended March 31, 2026 are under review by the Company’s management and its independent registered public accounting firm and will be reflected in the Form 10-Q.

Forward-Looking Statements

Certain statements made herein are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words and phrases such as “will”, “anticipates”, “intends” and other similar expressions that predict or indicate future events or trends or that are not statements of historical fact. Such statements may include, but are not limited to, the filing of the Form 10-Q and the results of the ongoing review. These statements are based on current expectations on the date hereof and involve a number of risks and uncertainties that may cause actual results to differ significantly. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, including without limitation a material delay in the Company’s financial reporting, including the possibility that the Company will not be able to file its Form 10-Q within the five-day extension permitted by the rules of the SEC, and the possibility that the ongoing review may identify errors or control deficiencies in the Company’s accounting practices. The Company does not assume any obligation to update or revise any such forward-looking statements, whether as the result of new developments or otherwise.

DEFI DEVELOPMENT CORP.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/ Fei (John) Han
		Name:	Fei (John) Han
		Title:	Chief Financial Officer

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